UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Horizon Acquisition Corporation

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G46049105

(CUSIP Number)

Duncan Bagshaw
Eldridge Industries, LLC
600 Steamboat Road
Greenwich, CT 06830
203-298-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G46049105

SCHEDULE 13D

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Horizon Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a. ☐ b. ☐
3	SEC Use Only
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G46049105

SCHEDULE 13D

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Eldridge Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a. ☐ b. ☐
3	SEC Use Only
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G46049105

SCHEDULE 13D

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Todd Boehly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a. ☐ b. ☐
3	SEC Use Only
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER c
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON HC, IN

Item 1.	Security and Issuer.

This Amendment No. 2 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed on September 11, 2020, as amended on April 21, 2021 (the “Amended Schedule 13D”) and relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A ordinary shares”) of Horizon Acquisition Corporation, a Cayman Islands exempted company (the “Issuer”). The address of the Issuer’s principal executive offices is 600 Steamboat Road, Suite 200, Greenwich, CT 06830.

Item 4.	Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended to add the following:

Exchange Agreement

In connection with completing the Exchange on October 15, 2021, the Sponsor irrevocably tendered to the Issuer all of its Class B ordinary shares for cancellation in exchange for (a) warrants to purchase 17,000,000 Class A ordinary shares at an exercise price of $10.00 per share, (b) warrants to purchase 17,000,000 Class A ordinary shares at an exercise price of $15.00 per share and (c) 50,000 Class A ordinary shares.

Transaction Agreement

On October 18, 2021, the Issuer, the Sponsor and the VS Entities completed the Merger contemplated by the Transaction Agreement. Pursuant to the terms of the Transaction Agreement, the Issuer merged with and into VS PubCo, upon which the separate corporate existence of the Issuer ceased with VS PubCo remained as the surviving corporation of the Merger. By virtue of the Merger, (a) each Class A ordinary share was converted into a share of VS PubCo Class A Common Stock and (b) each whole warrant of the Issuer was converted into a corresponding whole warrant of VS PubCo.

Item 5.	Interest in Securities of the Issuer.

Item 5(a), (b), (c) and (e) are hereby supplemented by adding the following:

Item 4 is hereby incorporated herein by reference.

The Exchange completed on October 15, 2021.

By virtue of the Merger, as of October 18, 2021, the Reporting Persons no longer beneficially owned any Class A ordinary shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2021

HORIZON SPONSOR, LLC

By:	/s/ Todd L. Boehly
Name: Todd L. Boehly
Title: Chief Executive Officer

ELDRIDGE INDUSTRIES, LLC

By:	/s/ Todd L. Boehly
Name: Todd L. Boehly
Title: Authorized Signatory

/s/ Todd L. Boehly
Todd L. Boehly